

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Steven Paladino
Executive Vice President and Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville , NY 11747

      Re: Henry Schein, Inc.
          Form 10-K for the Year Ended December 28, 2019
          Filed February 20, 2020
          File No. 000-27078

Dear Mr. Paladino:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 28, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2019 Compared to 2018
Gross Profit, page 63

1.   In regard to the gross profit of your health care distribution segment, you disclose here and page 67 the decline in gross profit was due to the decrease in the gross margin rates. Please provide an analysis of the specific factors that impacted the gross margin rates. Refer to Section III.B.4 of SEC Release No. 33-8350 for guidance. To the extent appropriate and material, include the impact on the rates of underlying factors associated with cost of sales.

Liquidity and Capital Resources, page 69

2.   Please provide a more robust analysis of the nearly 82% increase in net cash provided by operating activities in 2019 compared to 2018. Address the significant drivers underlying the items cited and how they impacted operating cash. For example, it appears from the statement of cash flows that each item of working capital varied materially between 2019 and 2018. Please note that merely stating "decreases in working capital requirements" may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Quantify variance factors cited pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services